82-51





TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7679
fax (403) 920-2467
email lilian_ceri@transcanada.com

March 15, 2005

SUPPL

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED MAR 16 2005 WASH. D.C. 213

Attention: Filing Desk, Stop 1-4

Dear Sirs: TransCanada PipeLines Ltd

Re: News Release for TC PipeLines, LP

Please find enclosed a copy of a news release issued by TC PipeLines, LP in the United States via CCN Matthews on March 15, 2005. The press release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri

Lilian Ceri
Corporate Legal Assistant

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

/lc
Enclosure

dlw 3/22


TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces Secondary Offering of Common Units

Calgary, Alberta – March 15, 2005 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced the commencement of an offering of 3,500,000 common units owned by its general partner and an affiliate, both indirect subsidiaries of TransCanada Corporation (TransCanada). The underwriters have the option to purchase up to 525,000 additional units on the same terms and conditions to the extent more than 3,500,000 common units are sold in the offering.

The Partnership will not offer any common units in the offering nor receive any proceeds from the sale of the common units offered.

The offering will be made under the Partnership's existing shelf registration statement and is expected to price later this week. After the offering, subsidiaries of TransCanada will continue to own the Partnership's general partner interest as well as approximately 12 per cent of the Partnership's common units, assuming the underwriters' option to purchase additional units is not exercised.

Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as joint book-running managers of the offering. The remainder of the underwriting group is comprised of Goldman, Sachs & Co., UBS Securities LLC and A.G. Edwards & Sons, Inc.

A copy of the preliminary prospectus supplement and related base prospectus for this offering can be obtained from Lehman Brothers Inc., c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, email: monica_castillo@adp.com, or from Citigroup Global Markets Inc., 140 58th Street, Brooklyn, NY 11220, Attention: Prospectus Dept.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the limited partnership interests described herein, nor shall there be any sale of these limited partnership interests in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus and related prospectus supplement.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30 per cent interest in Northern Border Pipeline Company, a Texas general partnership, and a 49 per cent interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70 per cent by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of ONEOK, Inc., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to


TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

VIA COURIER

March 15, 2005

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of news release issued by TransCanada Corporation on CCN Matthews on March 15, 2005. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure


TransCanada
In business to deliver

NewsRelease

TransCanada to Offer TC PipeLines, LP Units

CALGARY, Alberta – March 15, 2005 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation (TransCanada) today announced that subsidiaries of TransCanada intend to sell 3,500,000 common units of TC PipeLines, LP (the Partnership). The Partnership has commenced an offering of common units owned by its general partner and an affiliate, both indirect subsidiaries of TransCanada. The underwriters have the option to purchase up to 525,000 additional units on the same terms and conditions to the extent more than 3,500,000 common units are sold in the offering.

TransCanada intends to use the net proceeds from the sale to assist in funding its 2005 capital requirements as well as for other corporate purposes. The Partnership will not receive any of the proceeds from the common units sold by TransCanada.

After the offering, subsidiaries of TransCanada will continue to own the Partnership's general partner interest as well as approximately 12 per cent of the Partnership's common units, assuming the underwriters' over-allotment option is not exercised.

Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as joint book-running managers of the offering. The remainder of the underwriting group is comprised of Goldman, Sachs & Co., UBS Securities LLC and A.G. Edwards & Sons, Inc.

A copy of the preliminary prospectus supplement and related base prospectus for the offering can be obtained from Lehman Brothers Inc., c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, email: monica_castillo@adp.com, or from Citigroup Global Markets Inc., 140 58th Street, Brooklyn, NY 11220, Attention: Prospectus Dept.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the limited partnership interests described herein, nor shall there be any sale of these limited partnership interests in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus and related prospectus supplement.